ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders

of Endeavour Silver Corp. (the "Company")

Held on May 28, 2024 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	104,090,503
Total outstanding Shares as at Record Date	240,337,478
Total % of Shares Voted	43.31%

MATTERS VOTED UPON		VOTING RESULTS
1.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company's next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Margaret M. Beck	61,370,134 (99.12%)	542,396 (0.88%)
	Ricardo M. Campoy	61,455,874 (99.26%)	456,656 (0.74%)
	Daniel Dickson	61,461,186 (99.27%)	451,345 (0.73%)
	Amy Jacobsen	61,364,651 (99.12%)	547,879 (0.88%)
	Rex J. McLennan	50,212,585 (81.10%)	11,699,944 (18.90%)
	Kenneth Pickering	53,516,716 (86.44%)	8,395,815 (13.56%)
	Mario D. Szotlender	61,428,282 (99.22%)	484,248 (0.78%)
	Angela Johnson	61,333,538 (99.06%)	578,992 (0.94%)
Outcome: Each of the eight nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor's Remuneration	Vote by show of hands
To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration
Outcome: KPMG LLP was appointed auditor of the Company until the Company's next Annual General Meeting and the directors of the Company were authorized to fix the auditor's remuneration.
3.

Approval of Certain Amendments to the Stock Option Plan and Approval of the Unallocated Options under the Stock Option Plan

To approve certain amendments to the Stock Option Plan (as set out in Amendment No. 6) and to approve all unallocated options grantable under the Stock Option Plan, as amended

Vote by show of hands
Outcome: The Company's Amendment No. 6 to the Stock Option Plan and the unallocated options grantable under the Stock Option Plan, as amended, were approved by the shareholders of the Company.

MATTERS VOTED UPON		VOTING RESULTS
4.	Approval of the Unallocated Awards Under the Equity-Based Share Unit Plan To approve all unallocated awards grantable under the Equity-Based Share Unit Plan of the Company	Vote by show of hands
Outcome: The Unallocated Awards grantable under the Company's Equity-Based Share Unit Plan were approved by the shareholders of the Company.